EXHIBIT 99.1

DeFi Technologies Announces Inaugural Insights Symposium to Be Held in Frankfurt on September 25, 2025

TORONTO, Aug. 18, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance, today announced the launch of the DeFi Technologies Insights Symposium, with the inaugural session to take place in Frankfurt, Germany, on September 25, 2025.

The DeFi Technologies Insights Symposium is a new global initiative designed to foster high-level, in-person discussions around the future of finance. Backed by DeFi Technologies and supported by its ecosystem partners - Valour, Stillman Digital, Reflexivity Research, Neuronomics, SovFi and BTQ Technologies - the Symposium will bring together institutional investors, regulators, technologists, and thought leaders to explore how decentralized finance (DeFi) and traditional finance (TradFi) are converging across markets, infrastructure, and regulation.

The symposium also provides an opportunity for institutional investors to learn more about the DeFi Technologies ecosystem, what drives the company's metrics, as well as gain exclusive insights into the Company's technology and investment products like the Valour ETP product line. The events will serve as a means to gain preferred insight and access to the products and services of the DeFi Technologies portfolio of companies.

"DeFi Technologies is focused on building the rails between traditional capital markets and the emerging digital asset economy," said Olivier Roussy Newton, CEO of DeFi Technologies. "The Insights Symposium is an extension of that mission - bringing together institutional investors, regulators, and innovators to have the real conversations that are shaping the future of finance. By convening these leaders, DeFi Technologies is not just a participant in this transition, but a key platform enabling it."

A Strategic, Global Forum for Financial Innovation

Hosted in Frankfurt for its inaugural edition, the Symposium will expand globally with future sessions planned in key financial centers including Abu Dhabi, Hong Kong, São Paulo, London, New York, and Zurich. Each event will explore regional dynamics while maintaining a unified global focus: enabling efficient capital market access to secure, compliant, and scalable digital asset ecosystems.

The Frankfurt edition will feature a curated, invite-only audience of institutional stakeholders including sovereign wealth funds, central banks, asset managers, tokenization platforms, policymakers, and blockchain protocol foundations.

Attendees can expect a mix of keynotes, private roundtables, and strategic panels focused on:

•	The regulatory pathways for DeFi integration
•	Institutional access to on-chain yield
•	Tokenized funds and securitization
•	AI's role in financial markets and operations
•	The implications of quantum computing on digital asset infrastructure

Each edition of the Symposium will result in a co-branded research journal, produced and edited by Reflexivity Research, capturing the key insights, strategies, and innovations discussed at the event.

Featured Speakers - Frankfurt Edition

The inaugural session will include thought leaders from both traditional finance and the digital asset space, including:

•	Denis Oevermann, Investment Strategy, Bitcoin Suisse
•	Manfred Knof, Executive Chairman, Valour
•	Ladi Williams, Head of Thematics, STOXX
•	Johanna Belitz, Head of Nordics, Valour
•	Joachim Schwerin, DG GROW, European Commission
•	Mariana de la Roche, BlackVogel
•	Per Von Rosen, Director, DeFi Technologies
•	Michael Kometer, Co-Founder, Neuronomics
•	Andrew Forson, President, DeFi Technologies; Chief Growth Officer, Valour

Bridging Capital Markets and the Digital Asset Economy

The DeFi Technologies Insights Symposium is part of the Company's broader strategic initiative to align its ecosystem with the evolving demands of institutional capital and public market participants. By providing geographic market intelligence, product-market fit insights, and actionable perspectives on digital asset infrastructure, the Symposium supports DeFi Technologies' mission to bridge traditional capital markets with the emerging world of decentralized finance.

Full event details at: https://defi.tech/symposia

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Defi Technologies Insights Symposium and further symposiums; the Company's business and future growth prospects; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 18-AUG-25